UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District

Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name:	Kim Chuan (“Jackie”) Leong
Title:	Chief Financial Officer

Date: August 5, 2010

Exhibit Index

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1

Funtalk China Holdings Limited Postpones

Public Offering of Ordinary Shares

BEIJING, Aug. 4 /PRNewswire-Asia-FirstCall/ — Funtalk China Holdings Limited (“Funtalk” or the “Company”) (Nasdaq: FTLK - News) today announced that, as a result of volatile market conditions, the Company has decided to postpone its previously announced proposed public offering of approximately 12,000,000 ordinary shares by it and certain selling shareholders.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces and municipalities in China.  The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements, including those relating to postponement of the offering, that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors and uncertainties include the possible adverse effect of continuing unfavorable market conditions, as well as other risks and uncertainties, such as those detailed in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s most recent Form 20-F. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima

ICR Inc. (US)

Phone: +1-203-682-8200